Exhibit 99.1

News Release 3/2011
April 11, 2011

Baja Mining Announces First Concrete at Boleo and Provides Construction Timeline

Vancouver, April 11, 2011 - Baja Mining Corp. ("Baja or the “Company”) (TSX:BAJ - OTCQX: BAJFF) is pleased to announce first concrete has been poured at its 70% owned Boleo copper-cobalt-zinc project (“Boleo”), located near Santa Rosalia, Baja California Sur, and provide an update on progress at Boleo since completion of project funding in November 2010.

In January 2011, the Company and its subcontractors erected two cement batch plants near site in order to prepare all concrete for construction, with each batch plant able to produce 70m3 of concrete per hour. First concrete poured on March 30, 2011 initiated construction of the six counter current decantation (“CCD”) high-rate thickeners (each thickener is 60 metres in diameter). The CCD thickener tanks will require 14,000m3 of concrete. Total concrete required at site amounts to 70,000m3. The Company is also in the process of moving approximately 5.3 million cubic meters of surface material at the process plant construction site.

The first quarter of 2011 saw much progress at site. Since year-end, more than 150+ full time permanent employees have been hired through the Company’s Mexican service subsidiary and are now in training in various departments including mining, environment and health and safety. A job fair was held jointly between the Company’s Mexican project company and the state and federal government of Mexico. Over 700 people attended the job fair, with over 400 local applications received. The workforce at Boleo will increase to 2,500 through construction, with 1,000 full time permanent positions continuing through operations.

“We are pleased to have first concrete poured on schedule at Boleo. This marks an important milestone in the development of the project” said Baja’s President and CEO, John Greenslade. “This milestone provides the foundation for the balance of construction at our flagship project and for continued creation of stakeholder value”.

The Company’s construction timeline for the balance of 2011 is as follows:

Q2 2011 (April-June)

  Commence surface mining at site (surface mining equipment received in March 2011)

  Receive initial power generators at site providing 7.5MW of power to site

Q3 2011 (July-September)

  Receive first underground mining equipment including underground batch haulage machines

  Initiate construction of Marine Terminal for operations

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  Initial power plant to become operational

  Commence underground mining

  Final phase of construction camp to be completed

Q4 2011 (October – December)

  Substantial completion of engineering

  Arrival of process plant grinding mills and scrubbers

In addition, investigations continue into manganese recovery options at Boleo. The manganese metal production test work reported previously has continued at the University of British Columbia (UBC). In addition to UBC’s manganese metal production test work, studies are underway to identify suitable locations for a manganese metal refinery, should a subsequent feasibility study support such a decision. Marketing activities have been initiated to identify and secure off take commitments for manganese carbonate and/or manganese metal.

2012 milestones will include completion of the Marine Terminal for operations; completion of the copper circuits. Commissioning and production of copper is scheduled for the first quarter of 2013, with cobalt and zinc circuits to follow towards the middle of 2013.

The Company will provide updates as progress continues at site. Updated pictures and videos of construction and special events are posted frequently on Baja’s website.

Baja Mining (TSX:BAJ-OTCQX:BAJFF) is a mine development company with a 70% interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico. Baja is the project operator and a Korean syndicate of industrial companies holds the remaining 30%. Boleo is fully permitted, fully funded, currently under construction and targeted for copper commissioning in 2012, and copper production in early 2013. Boleo has 265 Mt of measured and indicated resources (including 85 Mt of proven and probable reserves) and 165 Mt of inferred resources. A March 2010 updated technical report to the 2007 definitive feasibility study, confirmed that Boleo can be developed economically at an after-tax IRR of 25.6% (100% equity). The Project, which has a minimum scheduled mine life of 23 years (during which approximately 70 Mt of the noted proven and probable reserves will be exploited), has a NPV of US$ 1.3 billion (8% discount rate), and an average life-of-mine cash cost of negative US$ 0.29/lb for copper, net of by-product credits. Metal Prices are based on SEC pricing guidelines. For more information, please visit www.bajamining.com.

On behalf of the Board of Directors of Baja Mining Corp.

"John W. Greenslade"

John W. Greenslade, President

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For further information please contact John Greenslade, President, at 604 685 2323

Some of the statements contained in this release are forward-looking statements, within the meaning of Canadian securities laws, such as statements that describe the anticipated mine life; the Company’s expected NPV and IRR of the project; expected future metal prices; expected timing of copper production and other statements. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv) the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this news release.

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